Getty Images, Inc.

601 N. 34th Street

Seattle, Washington 98103

December 10, 2004

Division of Corporate Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Getty Images, Inc.

Registration Statement on Form S-4 (File No. 333-120122)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of Getty Images, Inc., a Delaware corporation (the “Company”), I hereby request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern time, on December 14, 2004, or as soon thereafter as practicable.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the public offering of securities specified in the above-referenced Registration Statement.

Very truly yours,

GETTY IMAGES, INC.

/s/ Elizabeth J. Huebner

Elizabeth J. Huebner

Senior Vice President and

Chief Financial Officer